Exhibit 99.1

For Immediate Release

TFI International Acquires Dry Bulk Business of Grammer Logistics

Southeast US footprint strategically complements TFI’s expanding US specialty truckload business

Montreal, Quebec, October 5, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the acquisition of the dry bulk business of Grammer Logistics (“Grammer Dry Bulk”). Originally established as part of Sterling Transport in the early 1990s, Grammer Dry Bulk focuses on the transportation of commodities including cement and cementitious materials, sand, fly ash, salt and lime.

Serving the southeast US region extending from Maryland through Virginia, North Carolina, South Carolina, Georgia and into Florida, Grammer Dry Bulk has close to 100 company drivers and owner operators, operating a fleet of over 90 leased and owned tractors and more than 150 company-owned tank trailers. The acquired business generates approximately US $12 million in annualized revenues and will become part of TFI International’s BTC East operating company within its Truckload segment.

“As another step in the expansion of our US specialty truckload operations, we are pleased to bring aboard Grammer’s dry bulk team and their operating assets,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “Their southeast focus and valued customer base is a strong strategic fit with our BTC East operating company as well as our assets acquired last month from CCC Transportation, and we look forward to supporting the team’s continued growth under the TFI International umbrella.”

ABOUT TFI INTERNATIONAL
TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements within the meaning of applicable Canadian securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as "expects", "estimates", "projects", "believes", "anticipates", "plans", "intends", “will”, “look forward to” and similar terms and phrases. In this press release, the statements regarding the acquisition and expected financial results and future operations of the acquired business are forward-looking statements. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Such risks and uncertainties include without limitation: the closing of the acquisition may not occur due to failure of closing conditions, including required governmental and/or third party consents, the closing may occur but expected results of operations may not be achieved due to a variety of factors including those disclosed in our filings with Canadian regulatory authorities and the Commission. TFI disclaims any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

For further information:

Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com